UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-4146-1

(Check One):	[X] Form 10-K	[_] Form 20-F	[_] Form 11-K	[_] Form 10-Q	[_] Form 10-D	[_] Form N- SAR	[_] Form N-CSR

For Period Ended October 31, 2007
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:____________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:N/A

PART I - REGISTRANT INFORMATION

Navistar Financial Corporation
Full Name of Registrant

N/A
Former Name if Applicable

425 North Martingale Road
Address of Principal Executive Office (Street and Number)

Schaumburg,  IL  60173
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[XX]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Navistar Financial Corporation (the Company) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended October 31, 2007 (“the Report”) because of its ongoing review of a number of complex and technical accounting items related to its financial statements that are to be filed in its Annual Report on Form 10-K for the fiscal year ended October 31, 2006, which has yet to be filed.  As a result of this ongoing review, the Company will be unable to timely file its Report for the period ended October 31, 2007 with the Commission by the January 29, 2008 deadline and does not anticipate being able to file such report within the five-day grace period by Rule 12b-25(b).  The Company expects to file its Annual Report by mid-2008 following the resolution of the foregoing matters and the filing of Form 10-K for the fiscal year ended October 31, 2006.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

John V. Mulvaney, Sr.	(630)	753-4094
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). [] Yes [X] No

The Company has not filed its Quarterly Report on Form 10-Q for the periods ended January 31, 2006, April 30, 2006 and July 31, 2006, its Annual Report on Form 10-K for the fiscal year ended October 31, 2006, nor its Quarterly Report on Form 10-Q for the period ended January 31, 2007, April 30, 2007 and July 31, 2007.  Due to special dispensation received from the Commission, the Company will not file its Quarterly Reports on Form 10-Q for the periods ended January 31, 2006, April 30, 2006, and July 31, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has yet to file its Annual Report on Form 10-K for the fiscal year ended October 31, 2006 and is unable to determine whether there will be any significant change in results of operation in the Annual Report on Form 10-K for the fiscal year ended October 31, 2007 as compared to the corresponding period for the last fiscal year.  However based on the cyclical nature of our business and other factors, there may be a significant change in the Company’s results of operations.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include information relating to the possible restatement of the Corporation’s historical financial statements.   These forward-looking statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions.  These statements are not guarantees of performance or results and they involve risks, uncertainties and assumption, including the risk of possible changes in the scope and nature of the ongoing analysis or the time period in which such analysis may be complete. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements.

NAVISTAR FINANCIAL CORPORATION
(Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 24, 2008	By: /s/	JOHN V. MULVANEY, SR.
John V. Mulvaney, Sr.
V.P., CFO and Treasurer
(Principal Financial Officer)